NO. 70-9839

                        SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                               AMENDMENT NO.1
                                     TO
                            APPLICATION/DECLARATION
                                   ON
                                FORM U-1
                              UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                         Northeast Utilities
               Western Massachusetts Electric Company
                        174 Brush Hill Road
                     West Springfield, MA  01089

            The Connecticut Light and Power Company
                       107 Selden Street
                         Berlin, CT 06037


(Names of companies filing this statement and addresses of principal executive offices)

                              NORTHEAST UTILITIES
                  (Name of top registered holding company)

                           Cheryl W. Grise
          Senior Vice President, Secretary and General Counsel
                 Northeast Utilities Service Company
                        107 Selden Street
                          Berlin, CT 06037
              (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.         David R. McHale
Assistant General Counsel       Vice President and Treasurer
Northeast Utilities Service     Northeast Utilities Service  Company
    Company
107 Selden Street               107 Selden Street
Berlin, CT 06037                Berlin, CT 06037



The Application/Declaration in this File is hereby amended to include the following exhibits.

ITEM 6

EXHIBITS AND FINANCIAL STATEMENTS

   (double asterisked (**) items have been provided with the original
Application)

30. (a) Exhibits

F.  Opinion of Counsel

G.  Financial Data Schedules

H.  Proposed Form of Notice

I.  CL&P Mortgage Indenture Dividend Covenant**

J.  Common Equity Ratios**

   (b) Financial Statements*

1  Northeast Utilities and Subsidiaries (consolidated)

   1.1 Balance Sheet, per books and pro forma, as of September 30, 2000.

   1.2 Statement of Income, per books and pro forma, for 12 months September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

2  The Connecticut Light and Power Company

   2.1  Balance Sheet, per books and pro forma, as of September 30, 2000

   2.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

3  Western Massachusetts Electric Company

   3.1 Balance Sheet, per books and pro forma, as of September 30, 2000.

   3.2 Statement of Income and Surplus, per books and pro forma, for 12 months ended September 30, 2000 and capital structure, per books and pro forma, as of September 30, 2000.

* To be filed by amendment


SIGNATURES
Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

NORTHEAST UTILITIES
WESTERN MASSACHUSETTS ELECTRIC COMPANY
THE CONNECTICUT LIGHT AND POWER COMPANY

By: /S/ Randy A. Shoop
 Name: Randy A. Shoop
Title: Assistant Treasurer - Finance -
Northeast Utilities Service Company,
 as Agent for the above named companies.


Date: February  16, 2001